MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on November 5, 2025, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2024 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•Cash costs per gold ounce sold (“Cash Costs”), for which the most directly comparable IFRS measure is cost of sales;
•All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);
•Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;
•Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and
•Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1). Endnotes are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
1.    HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied is positioned for substantial growth, with a path to increase sustainable production to approximately 800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

Allied is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

Operational, Earnings and Cash Flows Highlights:

For the three months ended September 30, 2025, unless otherwise noted

•Quarterly production of 87,020 gold ounces, in line with expectations and operating plans. Third quarter production breakdown is as follows:

	For three months ended September 30, 2025	For three months ended September 30, 2024
Sadiola	42,174	39,138
Bonikro	21,953	27,369
Agbaou	22,893	18,640
Consolidated	87,020	85,147
•Gold production for the fourth quarter is expected to be the highest of the year, driven primarily by higher grades, leading to improved performances at Bonikro and Sadiola and by the completion of the Phase 1 expansion at Sadiola expected in December. Annual production is expected to be above 375,000 gold ounces which is in line with the Company’s guidance and consistent with Allied’s broader production outlook from its producing mines of 375,000 to 400,000 ounces of gold per annum. While formal guidance for 2026 is expected to be provided early in that year, the Company is targeting annual production from its existing operations at the high end of the outlook range with more consistent quarter-over-quarter performance. Further, results in the fourth quarter and thereafter are expected to benefit from the continued improvements the Company has made to its operations, and a series of operational enhancements and strategic initiatives aimed at delivering materially stronger operations. These include confirmatory drilling of high-grade areas, continued refinement of block models and grade-control processes, progressive mobilization of new mining equipment at Sadiola for material improvement of fleet availability and productivity, changes to mine management and hiring experienced local management including in Mali.

At Bonikro and Agbaou, in Côte d'Ivoire, fourth quarter production will be driven mainly by the stripping completed earlier this year, which has allowed access to higher-grade areas. Fourth quarter production at Bonikro is expected to increase by up to 40% compared to the average of the preceding quarters.

At Sadiola, in western Mali, operations are progressing normally and as planned. Operating, logistical and project development activities are progressing as usual, with inventories of consumables at normal levels. With fourth-quarter production expected
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
to be up to 40% higher than the average of previous quarters, Sadiola is positioned to meet full-year guidance and is setting the foundation for stronger production next year. Production is expected to be driven by oxide ore feed from new zones discovered and developed in 2025, along with processing a higher proportion of higher-grade fresh ore following the completion of the Phase 1 expansion which continues to advance, in the fourth quarter.

•Sales of 92,099 gold ounces. Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale early in the third quarter of built-up inventory from the second quarter.

•Total cost of sales(4) of $2,087, Cash Costs(1) of $1,911, and All-in Sustaining Costs (“AISC”)(1) of $2,092, reported by the Company on a per ounce sold basis. These figures include royalties linked to higher gold prices and increased waste removal at Agbaou, which has begun resulting in higher production in the third quarter. AISC(1) for the quarter materially improved from the second quarter. As previously disclosed, the significant planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements. As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average market price for royalty calculations of $3,457 per ounce for the third quarter, consolidated AISC(1) was impacted by over $140 per ounce, with the impact at Sadiola being disproportionately higher due to higher gold-price-driven royalty percentages and residual contributions from Korali-Sud before being phased out.

Reconciliation of gold price related effects in AISC(1) in relation to guidance:

Gold Price Per ounce of gold sold	Illustrative Q3 AISC(1) Per ounce of gold sold at given gold price
Q3 2025: $3,457	$2,092
Guidance: $2,500	~$1,950
Difference: $ 957	>$140

At Agbaou, costs benefited from increased production, a result of securing access to higher-grade ore with the prioritization of waste removal earlier in the year and into the third quarter. This strategy further allows higher grades and increased production in the last quarter of 2025, and supports increased operational flexibility and production levels in 2026. Costs in the third quarter at Agbaou associated with waste removal were significantly lower than in the second quarter, notwithstanding the continued activities. While waste movement is expected to continue, ore feed, gold grades and production are expected to materially increase resulting in reduced costs and increased cash flows. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed at adding ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year. Costs at Bonikro were also in line with expectations. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With residual contributions from Korali-Sud during the quarter, costs were impacted commensurately.

Fourth quarter AISC(1) is anticipated to decrease, notwithstanding an increase in gold price-based royalties due to higher gold prices. Mostly, the decreases in AISC(1) are expected to stem from increased production and the benefit of disproportionate operating and waste removal costs in the first nine months of the year. Further, the ongoing benefits from cost control and reduction programs, the completion of Phase 1, which will contribute to production in the fourth quarter, along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, are expected to drive continued quarter-over-quarter AISC(1) improvements. The impact on cash flows is expected to be magnified in the fourth quarter, when production is expected to meaningfully increase. Further, the higher grades at Agbaou and the Phase 1 completion at Sadiola, which will allow higher contribution of fresh ore and increased operational flexibility, will carry on to benefit the first quarter of 2026 and beyond.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

•Operating highlights by mine for the quarter as follows:

For three months ended September 30, 2025	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	42,174	45,368	$2,166	$2,092	$2,224
Bonikro Gold Mine	21,953	23,530	$2,023	$1,570	$1,755
Agbaou Gold Mine	22,893	23,201	$1,996	$1,904	$2,175
Total	87,020	92,099	$2,087	$1,911	$2,092

•As at September 30, 2025, the Company had cash and cash equivalents of $262.3 million. The Company has available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. In addition to available credit, the Company has liquidity available through future draws on the Kurmuk gold stream. Available liquidity, coupled with an anticipated step change in production and commensurate cost reduction for the remainder of the year resulting in additional flexibility from increased cash flows, positions the Company to execute on Kurmuk's remaining capital expenditures, and other capital allocation priorities. Further, subsequent to quarter end, the Company completed an overnight marketed equity offering, as described in the next section of this MD&A, for total net proceeds of approximately $134.0 million, further increasing cash positions. Lastly, the Company has received terms and is advancing documentation for a $50 million stand-by facility with Wheaton Precious Metals in relation to the Kurmuk Project. The Company considers this a complementary measure to recent initiatives aimed to enhance financial flexibility and accelerate value creation in the Company.

•Net cash generated from operating activities for the quarter was $181.5 million. Operating cash flows before income tax paid, government settlements and movements in working capital were a strong inflow of $196.3 million, representing significant sequential increases from the first and second quarter, impacted by higher sales, higher realized prices and lower costs. Operating cash flows before income tax paid, government settlements and movements in working capital were higher by nearly 70%, in relation to the second quarter of 2025. On a normalized basis, excluding the impact of streams and prepay proceeds, cash generated from operating activities are expected to further, and meaningfully, increase in the fourth quarter.

•Net Loss Attributable to the Shareholders to the Company (“Attributable Net Loss”) for the three months ended September 30, 2025 was $17.9 million or $(0.15) per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, the depreciation of share-based payments for the Korali-Sud permit, share-based expense, business development and transaction-related costs, and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $33.3 million or $0.29 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•EBITDA(1) and Adjusted EBITDA(1) for the three months ended September 30, 2025 were $70.8 million and $109.8 million respectively. EBITDA(1) was impacted by unrealized mark-to-market losses on the Company's convertible debentures. The debentures will either be settled in cash at their face value, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of deferred and contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

•At Kurmuk, the Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the third quarter of 2025.

The project is progressing well, with engineering substantially completed. The key focus during the quarter and the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding area, and advancing the mechanical erection at the processing plant site. Mining activities at Ashashire and Dish Mountain, the two initially planned open pits which account for the current inventory of ounces, are progressing according to plan, with the objective of building at least three months’ worth of high-grade ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue advancing mechanical erection throughout the fourth quarter, as well as progressing remaining
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
earthworks, commencing electrical installation, infrastructure and ancillary facilities. The Ethiopian Electrical Power Company is progressing the installation of the power line to site, which is expected to be completed in early 2026. Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of engineering for the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the execution of the project, with subsequent modifications to the leaching circuit expected to be deployed in the future to increase fresh ore recoveries. The expanded processing capacity is expected to drive a modest increase in capital costs, consistent with consensus estimates on a capital intensity basis. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of its assets.

•Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

The Phase 1 expansion is advancing according to plan, with significant progress made to the end of the third quarter and into October on the mill and crushing areas. The Phase 1 expansion is expected to be operational late in the fourth quarter, which will enable Sadiola to incorporate up to 60% fresh ore into the feed. As fresh ore makes up the majority of the ore inventory at the mine, and in particular at the Sadiola Main deposit, the completion of Phase 1 not only allows Sadiola to treat a higher proportion of the abundant higher-grade fresh ore, but it also allows the mine to increase its efficiency and overall performance, as mining operations can be concentrated in fewer, bulkier areas, and use new oxide areas as production upside. For further details on progress, please refer to the Sadiola section of this MD&A.

Further, the Company is conducting engineering studies to determine the optimal path for expansion, including the option of progressively expanding the existing plant after the Phase 1 Expansion, with the aim of achieving similar ultimate production levels at a lower capital intensity. While this progressive expansion would also allow for the treatment of fresh and oxide ore, its installed capacity could be leveraged and maximized with additional oxide ore sources, as well as high-grade transitional ore in the medium to longer-term. These studies indicated that adding a pre-leach thickener to the circuit can allow the plant to process up to 90% of the fresh ore in the feed, significantly increasing operational flexibility and the opportunity to boost production and reduce costs. Given that a pre-leach thickener is required regardless of the future expansion scenario selected, the Company decided to start its engineering and design in the third quarter and is planning for its construction in 2026, along with other minor quick-return improvements to the processing circuit.

•Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective. This strategy may be accelerated as a result of the funding obtained from the overnight marketed equity offering, discussed further in this MD&A.

Beginning early next year, Sadiola will significantly reduce its use of legacy diesel generators in favour of newer, more cost-effective units and control systems, aimed at reducing fuel consumption and increasing power generation efficiency. Over the course of 2027, this will be followed by the installation of the photovoltaic plant and related BESS, as well as medium-speed thermal generators, both of which are planned to be expanded further to match the energy requirements of the next Sadiola expansion.

The introduction of the initial photovoltaic plant and BESS is projected to reduce energy costs by up to 20 percent compared to current costs. The introduction of additional photovoltaic and BESS capacity, as well as medium-speed thermal generators, is projected to further reduce energy costs by up to 45 percent, representing a reduction in All-In Sustaining Costs ("AISC"), once
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
the power program is fully implemented, estimated to range from an initial amount of $150 per ounce of gold to as much as $200 per ounce of gold with incremental interim reductions as each of the components of the power program are implemented. The projected operating costs are comparable to the average costs expected for grid-supplied power with diesel backup, adjusted for grid availability in Mali. Considering the schedule of implementation for the different stages of the plan noted above, which is driven by engineering and procurement timelines of the various components, cost improvements are expected to be modest in 2026 and then gradually increase with the deployment of solar and BESS in 2027, and then increase meaningfully with the introduction of medium-speed thermal generation in 2027 and 2028.

The Company has concluded that its power program for Sadiola will provide greater reliability and certainty, which are essential for supporting uninterrupted mining operations without overburdening the grid system. Elements of the power solution are expected to be financed through a combination of upfront and deferred payments, thereby decreasing near-term capital requirements, as noted below.

As part of its analysis, the Company has retained the services of African Power Services ("APS") to provide a comprehensive power solution for the program's initial stages. The engagement with APS marks a significant milestone in Allied's strategy to unlock value at Sadiola by ensuring a reliable, cost-effective, and scalable power supply in alignment with the mine's phased expansion approach. Leveraging APS's extensive experience in renewable and hybrid energy solutions across Africa, Allied expects to materially reduce operating costs, enhance energy efficiency, and lower carbon emissions as the implementation of its energy program advances.

The power requirement for the Sadiola Phase 1 expansion was determined to be 20MW as average load, while for the Phase 2 expansion, the average load is estimated to be 32MW. As previously disclosed, the Company is advancing engineering studies on an alternative expansion scenario that leverages the existing processing infrastructure, thereby reducing capital requirements while achieving substantial production growth. The power requirement for this alternative scenario is expected to fall within the range of 22MW and 32MW, defined by the power demands of Phase 1 and Phase 2 expansions. Given that the power plan being implemented is to be deployed in stages and is scalable, this approach provides the Company with significant flexibility to pursue its future expansion plans while securing its power supply and advancing its cost reduction program at Sadiola in the short and medium term.

As noted above, the first stage of the proposed program involves expanding the diesel generation capacity at Sadiola by approximately 14MW with state-of-the-art units, which are expected to be completed by early 2026. This will be followed by the installation of a photovoltaic plant with a peak capacity of approximately 35MW, paired with a 30 MWh BESS and a new control system integrated with the diesel generators by mid-2027, which is designed to supply approximately forty percent of the energy requirements of Phase 1 expansion.

The second stage of the plan involves the progressive introduction of medium-speed thermal generation between 2027 and 2028, which is expected to improve efficiency and significantly reduce operating costs. Additional thermal generation will be accompanied by the expansion of the renewable energy generation to a target peak capacity of up to 60MW for solar and 45 MWh for BESS, to supply the next phase of growth at Sadiola while preserving flexibility to produce additional power if required.

The new diesel generators, along with the initial photovoltaic plant and BESS, are planned to be installed with a deferred payment arrangement, thereby requiring minimal up-front capital. The capital for the first stage of the medium-speed thermal generators is expected to fit within the capital provision for power as part of the Sadiola expansion.

These investments will secure power for the ongoing needs and future growth at Sadiola, while progressively lowering costs, fuel consumption and carbon intensity of operations. In addition, the hybrid power generation solution will ensure a robust, independent and uninterrupted power supply for operations, while preserving the option to connect to Mali's public grid system in the future. These enhancements reinforce Allied's commitment to disciplined capital allocation, operational excellence, and ESG-driven value creation for shareholders and stakeholders. With improved and more efficient, cost-effective energy availability, Allied remains on track to deliver the Sadiola expansion on schedule and within budget, while advancing its broader growth pipeline across Africa.

The Phase 1 expansion of Sadiola is proceeding as planned at Sadiola with completion expected in the fourth quarter. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
the first phase, Sadiola is expected to stabilize and produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion.

The Company remains well positioned to execute on Kurmuk's remaining capital expenditures with an anticipated step change in production and costs for the remainder of the year, over $260 million cash on the balance sheet as at September 30, 2025, liquidity available under the Wheaton stream, and from total net proceeds of $134.0 million from the overnight marketed equity offering completed subsequent to quarter end, which further increased cash positions.

•A total of 46,686 metres of exploration drilling in 428 holes were completed over the Company's project areas in Mali, Cote d’Ivoire and Ethiopia. This investment and ongoing programs are designed to both replace and grow mineral inventories with low discovery costs, extending mine life, and enhancing operational flexibility with the aim of increasing production and margins. An exploration update for Kurmuk is planned later in November and an update for CDI scheduled for January 2026.

•At Sadiola, exploration drilling has intersected significant new zones and extensions at Sekekoto West/S12, Tambali, FE2 Trend, and FE3/4 Trend with Sekekoto West and the southern part of the FE2 Trend (FE2.5) potentially providing short-term, new and more proximal high and medium-grade oxide resources for the Sadiola mill as mining at Korali Sud winds down. Details on these zones can be found in the October 29, 2025 Press Release "Allied Gold Reports Exploration Results at Sadiola Demonstrating Continued Discovery In A World-Class Mineralized System" available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://alliedgold.com. Mineralization remains open along strike and at depth across all four target areas.

Financing and Corporate Development Highlights:

Overnight Marketed Equity Offering

Subsequent to quarter end, on October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

The Company intends to use the net proceeds of the Offering to:
•fund its optimization and growth initiatives particularly to accelerate development of infrastructure for the next phase of expansion at Sadiola which includes improvements in processing capacity and acceleration of the implementation of certain components of the recently announced energy program,
•modify the plant under development at Kurmuk to increase average processing capacity for higher levels of production,
•begin the transition to owner mining at one or more operations, and
•general corporate purposes to take advantage of corporate and asset-based opportunities which may arise from time to time.

The Company considers that pursuing some or all of these initiatives at this time improves efficiency, productivity and profitability. With respect to corporate and asset-based opportunities, these would mostly be cash flow generating in respect of which the Company prefers to use available cash rather than shares as much as possible. Any unused proceeds will be allocated to general corporate purposes.

Gold Prepaid Forward Arrangements

The Company has entered into Gold Prepaid forwards arrangement with select lenders (the "Prepay Lenders"), for a total advance amount of $125.0 million. Under these arrangements, the Company will deliver to the Prepay Lenders an aggregate of 4,035 ounces of gold per month over a period of twelve months, starting in October 2026.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Common Share Consolidation

During the second quarter, in May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

During the second quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million and net proceeds of $61.9 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and associated activities.

Optimization Initiatives

Management has continued on its optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

Sustainability, Health and Safety Highlights:

Sustainability:

During the third quarter, as part of the ongoing implementation of the Company's safety culture initiative, 'We think safety, we act safely,' several new company-wide initiatives were introduced.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended September 30, 2025 was 1.87, compared to a TRIR of 2.50 in the comparative prior year quarter.

The Company’s TRIR for the nine months ended September 30, 2025 was 1.11, compared to a TRIR of 1.67 in the comparative prior year period.

In terms of Lost Time Injuries (“LTI”), the Company reported one LTI for the three months ended September 30, 2025, compared to three LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended September 30, 2025 of 0.16, compared to a LTIR of 0.75 in the comparative prior year quarter.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
For the nine months ended September 30, 2025, the Company reported four LTI, compared to six LTI in the comparative prior year period, which results in a LTIR of 0.23, compared to a LTIR of 0.53 in the comparative prior year period.

Environment and Social:

The Company did not report any significant Environmental Incidents or Social Incidents for the three and nine months ended on September 30, 2025.

The Company continued the development of its Artisanal and Small-Scale Gold Mining (“ASGM”) strategy, and established committees at all sites, to develop a management plan based on Allied corporate guidelines.

Summary of Operational Results

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Gold ounces
Production	87,020	85,147	262,077	258,459
Sales(8)	92,099	78,939	304,722	248,686
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,087	$1,729	$2,040	$1,596
Cash Costs(1)	$1,911	$1,587	$1,834	$1,458
AISC(1)	$2,092	$1,867	$2,037	$1,652

Average revenue per ounce	$3,310	$2,390	$2,961	$2,247
Average market price per ounce	$3,457	$2,474	$3,201	$2,299

Gold production of 87,020 ounces during the three months ended September 30, 2025, compared to 85,147 ounces during the comparative prior period. The increase was predominantly driven by strong performance at Sadiola and Agbaou in relation to the comparative prior year period.

Total cost of sales(4) on a per gold ounce sold basis of $2,087 for the three months ended September 30, 2025 compared to $1,729 during the comparative prior period. Cash Costs(1) on a per gold ounce sold basis of $1,911 for the three months ended September 30, 2025, compared to $1,587 during the comparative prior period. AISC(1) on a per ounce gold sold basis for the current quarter of $2,092 compared to $1,867. AISC(1) for the quarter materially improved from the second quarter. As previously disclosed, the significant planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements.

As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average market price for royalty calculations of $3,457 per ounce for the third quarter, consolidated AISC(1) was impacted by over $140 per ounce, with the impact at Sadiola being disproportionately higher due to higher gold-price-driven royalty percentages and residual contributions from Korali-Sud before being phased out. At Agbaou, costs benefited from increased production, a result of securing access to higher-grade ore with the prioritization of waste removal earlier in the year and into the third quarter. This strategy further allows higher grades and increased production in the last quarter of 2025, and supports increased operational flexibility and production levels in 2026. Costs in the third quarter at Agbaou associated with waste removal were significantly lower than in the second quarter, notwithstanding the continued activities. While waste movement is expected to continue, ore feed, gold grades and production are expected to materially increase resulting in reduced costs and increased cash flows. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed at adding ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year. Costs at Bonikro were also in line with expectations. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With residual contributions from Korali-Sud during the quarter, costs were impacted commensurately. When compared to the prior year
| 11

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of nearly $500 per ounce in the Sadiola structure year-over-year.

Fourth quarter AISC(1) is anticipated to decrease, notwithstanding an increase in gold price-based royalties due to higher gold prices. Mostly, the decreases in AISC(1) are expected to stem from increased production and the benefit of disproportionate operating and waste removal costs in the first nine months of the year. Further, the ongoing benefits from cost control and reduction programs, the completion of Phase 1, which will contribute to production in the fourth quarter, along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, are expected to drive continued quarter-over-quarter AISC(1) improvements. The impact on cash flows is expected to be magnified in the fourth quarter, when production is expected to meaningfully increase. Further, the higher grades at Agbaou and the Phase 1 completion at Sadiola, which will allow higher contribution of fresh ore and increased operational flexibility, will carry on to benefit the first quarter of 2026 and beyond.

Gold sales of 92,099 ounces for three months ended September 30, 2025 compared to 78,939 ounces sold in the comparative period quarter. Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale early in the third quarter of built-up inventory from the second quarter.

Gold production was 262,077 ounces during the nine months ended September 30, 2025, in line with the 258,459 ounces in the comparative period. As previously disclosed, production for the year is expected to follow a 45%/55% weighting between the first and second half, with the fourth quarter being the strongest of the year.

Total cost of sales(4) on a per gold ounce sold basis of $2,040 for the nine months ended September 30, 2025, compared to $1,596 in the comparative period. Cash Costs(1) on a gold ounce sold basis were $1,834 for the nine months ended September 30, 2025, compared to $1,458 in the comparative period. AISC(1) on a per gold ounce sold basis of $2,037 for the nine months ended June 30, 2025, compared to $1,652 for the comparative period. Costs per ounce sold were impacted by the same reasons noted above in the quarterly discussion.

Gold sales(8) of 304,722 ounces for the nine months ended September 30, 2025 compared to 248,686 ounces sold in the comparative period. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed. Included in gold ounces sold are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

Average revenue per ounce generally diverged from the average market price due to the impact of ounces delivered under the streams and the settlement of gold collars. Revenue was impacted by payments made on the settlement of gold collars of $10.5 million for the third quarter and $18.6 million on a year-to-date basis, with no prior period comparatives. Average revenue of ounces sold through non-stream and non-prepay processes approximated observable market prices.

| 12

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Summary of Financial Results:

(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Revenue	$305,618	$188,855	$904,004	$559,536
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(175,027)	(125,274)	(547,721)	(362,275)
Gross profit excluding DDA(1)	$130,591	$63,581	$356,283	$197,261
DDA	(17,160)	(11,207)	(57,303)	(34,666)
Gross profit	$113,431	$52,374	$298,980	$162,595
General and administrative expenses	$(28,623)	$(16,307)	$(75,188)	$(45,708)
Exploration and evaluation expenses	(5,371)	(1,698)	(12,708)	(9,583)
Loss on revaluation of financial instruments and embedded derivatives	(21,437)	(5,835)	(49,524)	(9,717)
Other losses	(4,363)	(113,239)	(21,856)	(120,868)
Net earnings (loss) before finance costs and income tax	$53,637	$(84,705)	$139,704	$(23,281)
Finance costs	(5,926)	441	(14,000)	(12,278)
Net earnings (loss) before income tax	47,711	(84,264)	125,704	(35,559)
Current income tax expense	$(33,291)	$(38,141)	$(75,551)	$(65,521)
Deferred income tax expense	(21,799)	(4,755)	(33,119)	(10,503)
Net (loss) earnings	$(7,379)	$(127,160)	$17,034	$(111,583)

(Loss) earnings attributable to:
Shareholders of the Company	$(17,917)	$(107,965)	$(28,203)	$(105,352)
Non-controlling interests	10,538	(19,195)	45,237	(6,231)
Net (loss) earnings for the period	$(7,379)	$(127,160)	$17,034	$(111,583)

Net loss per share attributable to shareholders of the Company
Basic	$(0.15)	$(1.28)	$(0.25)	$(1.26)
Diluted	$(0.15)	$(1.28)	$(0.25)	$(1.26)

Attributable Net Loss for the three months ended September 30, 2025 was $17.9 million, compared to an Attributable Net Loss of $108.0 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, the depreciation of share-based payments for the Korali-Sud permit, share-based expense, business development and transaction-related costs, and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $33.3 million for the current quarter, compared to Adjusted Net Earnings(1) of $14.3 million in the comparative prior year quarter.

EBITDA(1) and Adjusted EBITDA(1) for the three months ended September 30, 2025 were $70.8 million and $109.8 million respectively, compared to EBITDA(1) and Adjusted EBITDA(1) of negative $73.5 million and positive $46.1 million for the comparative quarter. EBITDA(1) was impacted by unrealized mark-to-market losses on the Company's convertible debentures. The debentures will either be settled in cash at their face value, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of deferred and contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.
| 13

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

Attributable Net Loss for the nine months ended September 30, 2025 was $28.2 million, compared to an Attributable Net Loss $105.4 million in the comparative prior year period. After the adjustments noted below, the Company reports Adjusted Net Earnings(1) of $94.6 million for the current period, compared to Adjusted Net Earnings(1) of $26.8 million in the comparative prior year period. The above values include the impact of the Korali-Sud ounce sale in the first quarter due to the procedural and administrative delay, effecting the 65% ownership interest in Korali-Sud, which increased Attributable Earnings and Adjusted Net earnings by $29.3 million per share.

EBITDA(1) and Adjusted EBITDA(1) for the nine months ended September 30, 2025 were $197.0 million and $315.4 million respectively, compared to EBITDA(1) of $11.4 million and Adjusted EBITDA(1) of $136.4 million in the comparative prior year period. EBITDA(1) was impacted by unrealized mark-to-market losses on the Company's convertible debentures. The debentures will either be settled in cash at their face value, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of deferred and contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency. Both metrics include the current period impact of the Korali-Sud ounce sale delay from the fourth quarter, which increased the metrics by approximately $62.5 million

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share amounts)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Net Loss attributable to Shareholders of the Company	$(17,917)	$(107,965)	$(28,203)	$(105,352)
Net Loss attributable to Shareholders of the Company per Share	$(0.15)	$(1.28)	$(0.25)	$(1.26)
Loss on revaluation of financial instrument	21,437	5,835	49,524	9,717
Depreciation of Korali share-based payment for permit	—	—	4,756	—
Foreign exchange	505	1,634	3,840	2,466
Share-based expense	14,214	818	35,491	4,956
Other Adjustments*	3,284	91,084	30,723	90,018
Tax adjustments	11,814	22,854	(1,500)	25,013
Total increase to Attributable Net Earnings(2)	$51,254	$122,225	$122,834	$132,170
Total increase to Attributable Net Earnings(2) per share	$0.44	$1.45	$1.09	$1.58
Adjusted Net Earnings(1)	$33,337	$14,260	$94,631	$26,818
Adjusted Net Earnings(1) per Share	$0.29	$0.17	$0.84	$0.32
*Comprises predominantly contingencies and other legal matter costs and corporate development and transaction related costs, along with other items that are individually insignificant. Prior year values reflect predominantly agreed claim settlements, on an attributable basis.

Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, the depreciation of share-based payments for the Korali-Sud permit, share-based expense, business development and transaction-related costs, and certain tax adjustments. The comparative quarter was impacted predominantly by agreed claim settlements.

Year-to-date earnings were further impacted by the amortization of a cashless issuance of shares of a subsidiary, associated with the incorporation of Korali SA in the first quarter, in exchange for the issuance of a definitive exploitation permit for large-scale mining and
| 14

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
processing of ore mined at Korali at the Sadiola Plant. Due to the life of the mine, the $7.3 million capitalized, or $4.7 million on an attributable basis, was amortized during the period. Prior year-to-date was impacted predominantly by agreed claim settlements.

The Company did not pay any dividends or have distributions to shareholders during the three months or nine months ended September 30, 2025 or 2024.

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$196,338	$87,167	$409,898	$180,296
Income tax paid	(11,259)	(7,468)	(33,321)	(28,619)
Settlement of Claim Matters	$—	$—	$(42,198)	$—
Operating cash flows before movements in working capital(6)	$185,079	$79,699	$334,379	$151,677
Working capital movement(6)	(3,533)	(86,086)	(9,724)	(87,844)
Net cash generated from Operating activities	$181,546	$(6,387)	$324,655	$63,833
Net cash used in Investing activities	(134,531)	(54,247)	(335,754)	(116,007)
Net cash (used in) generated from Financing activities	(2,887)	935	53,099	(915)
Net increase (decrease) in cash and cash equivalents	$44,128	$(59,699)	$42,000	$(53,089)

Net cash generated from operating activities for the three months ended September 30, 2025 was $181.5 million. This compares to an inflow of $72.6 million in the prior year comparative quarter. Cash from operating activities in the current period benefited from higher realized gold prices, higher sales units and the proceeds from the Wheaton stream and the gold prepay, while the prior year was impacted by proceeds of the Triple Flag stream. The working capital impact for the current period is modest and predominantly related to the timing of receipt of VAT credits and accounts payable, as customary.
Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended September 30, 2025 increased significantly, at an inflow of $196.3 million compared with the prior year comparative quarter inflow of $87.2 million. This was due to higher realized gold prices, the sale of the Korali-Sud finished goods inventory noted above, and proceeds from the Wheaton stream and the gold prepay, while the prior period was impacted by proceeds of the Triple Flag stream.

Net cash generated from operating activities for the nine months ended September 30, 2025 of $324.7 million compared to an inflow of $56.2 million in the prior year comparative period. Cash from operating activities in the current period benefited from higher realized gold prices, higher sales units and the proceeds from the Wheaton stream and the gold prepay, while the prior year was impacted by proceeds of the Triple Flag stream. These inflows were partially offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025. The working capital impact for the current period is modest and predominantly related to the timing of receipt of VAT credits and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the nine months ended September 30, 2025 increased significantly, at $409.9 million, compared to $180.3 million in the prior year comparative period. Cash from operating activities in the current period benefited from higher realized gold prices, higher sales units and the proceeds from the Wheaton stream and the gold prepay, while the prior year was impacted by proceeds of the Triple Flag stream.

As at September 30, 2025, the Company had cash and cash equivalents of $262.3 million, compared with $225.0 million as at December 31, 2024.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Summary of Capital Expenditures

For three months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$1,246	$8,133	$24,876	$5,173	$208	$—	$26,330	$13,306
Bonikro	12,154	6,791	—	856	2,585	1,842	14,739	9,489
Agbaou	4,684	2,255	253	521	962	—	5,899	2,776
Ethiopia and Kurmuk	—	—	59,982	24,701	—	—	59,982	24,701
Corporate and Other	—	58	5,070	3,917	—	—	5,070	3,975
Total	$18,084	$17,237	$90,181	$35,168	$3,755	$1,842	$112,020	$54,247

For nine months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$3,333	$10,601	$48,121	$12,035	$361	$—	$51,815	$22,636
Bonikro	39,959	14,376	48	7,622	6,851	5,582	46,858	27,580
Agbaou	29,236	4,470	284	7,238	2,639	—	32,159	11,708
Ethiopia and Kurmuk	—	—	187,428	43,727	—	—	187,428	43,727
Corporate and Other	74	156	23,472	10,200	—	—	23,546	10,356
Total	$72,602	$29,603	$259,353	$80,822	$9,851	$5,582	$341,806	$116,007
All expenditures associated with Ethiopia and Kurmuk for the period are classified as Expansionary in nature, including project costs, exploration activities and office costs but excluding capitalized borrowing costs under IFRS and VAT recoverable. All IFRS capitalized borrowing costs are disclosed under Corporate and Other.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), which includes the Korali-Sud open pit gold mine (65% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase sustainable production to approximately 800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

| 16

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
3.    REVIEW OF FINANCIAL RESULTS

For the three months ended September 30, 2025

Revenue

Revenue of $305.6 million for the three months ended September 30, 2025, compared to $188.9 million in the comparative prior year period. The significant increase in revenue was driven predominantly by an increase in average revenue per ounce of 38% as a result of higher gold prices versus the comparative period, along with an increase in sales quantities of 13,160 ounces, or 17%. Revenue was impacted by payments made on the settlement of gold collars of $10.5 million.

The average realized gold during the period was $920/ounce higher, at $3,310/ounce compared to $2,390/ounce in the comparative prior period quarter.

Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale early in the third quarter of built-up inventory from the second quarter. This resulted in revenue of over $30 million recognized in the third quarter, and contributed to cost improvements per ounce sold.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $175.0 million for the three months ended September 30, 2025, compared to $125.3 million in 2024. The increase in Cost of Sales, excluding DDA, was impacted by the increase in quantities sold, and current period's cost structure.

DDA

Total DDA(4) of $17.2 million for the three months ended September 30, 2025, was higher than the $11.2 million in the comparative prior year quarter. The increase is predominantly attributable to higher quantiles sold in the current period.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. Administrative expenses, excluding share-based expenses, for the three months ended September 30, 2025 was $14.4 million, compared to $15.5 million in the prior year comparative quarter.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash, and are paid or issued based on future vesting and performance.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A, and as expected.

| 17

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Loss on revaluation of financial instruments

The result for the three months ended September 30, 2025 relates to the following items, with the most significant components of the current period result being related to the convertible debt valuation and deferred consideration.

•The revaluation of the convertible debenture and its associated unrealized mark-to-market impact of a $19.7 million loss, due to an increase in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•The revaluation of the contingent and deferred consideration related to Agbaou and Kurmuk, predominantly associated with higher consensus market prices.
•Then, to a smaller extent and not individually significant:
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, and a loss is recorded in earnings as incurred, and
◦the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended September 30, 2025 was $4.4 million, compared to a loss of $113.2 million in the comparative prior year quarter.

Other losses for the current period were predominantly impacted by corporate development activities and transaction related costs, along with contingencies and other legal matters. Prior year comparative was impacted predominantly by agreed claim settlements.

Finance costs

Finance costs of $5.9 million for the three months ended September 30, 2025 were comparable to the finance gain of $0.4 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•Interest on Borrowings. Interest expense was $2.4 million, in line with the $2.4 million in the comparative prior year quarter. Interest is related to the convertible debentures issued on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.
•During the period, the Company capitalized interest of $8.2 million ($9.5 million in the prior year comparative quarter), associated with the construction of the Kurmuk Project and the Sadiola phased expansion, representing virtually all interest eligible for capitalization.
•Other Non-Cash Finance Cost was $11.3 million compared to $5.1 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements and prepays, which represents the largest component of the year-over-year increase (refer to the Condensed Consolidated Interim Financial Statements for further details).
•Current period costs included a loss of $0.5 million in foreign currency ($1.6 million loss in the prior year comparative period).

Income tax expense

Income tax expense was $55.1 million for the three months ended September 30, 2025 and reflects a current income tax expense of $33.3 million and a deferred income tax expense of $21.8 million. This compares to a total tax expense in the prior year comparative quarter of $42.9 million, with current income tax expense of $38.1 million and a deferred income tax expense of $4.8 million. The increase in income tax is related to higher earnings before tax for the Company's mining operations in the current quarter, compared to the comparative prior year quarter.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The higher effective tax rate in the current quarter is the result of the non-deductibility of unrealized mark-to-market movements and non-cash expenses in certain entities. Normalized tax rates for each jurisdiction approximate the respective statutory rates.
| 18

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia where the statutory tax rate is 25%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue was lower than €750 million in 2024. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply in the future.

For the nine months ended September 30, 2025

Revenue

Total revenue was $904.0 million for the nine months ended September 30, 2025, compared to $559.5 million in the prior year comparative period, resulting from both 32% higher realized prices, and a significant increase in ounces sold. Revenue was impacted by payments made on the settlement of gold collars of $18.6 million.

The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed, along with a significant increase in gold prices over the comparative prior year period. Revenue was positively impacted by $111.8 million in association with these ounces, with $23.9 million of gross value on the distribution of the 8,155 ounces to the State of Mali included as Other Gain and Loss, as previously discussed, along with the costs and depreciation associated with those ounces.

The average realized gold price for the nine months ended September 30, 2025, was $714 per ounce higher at $2,961 per ounce versus $2,247 per ounce in the comparative prior period in 2024.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $547.7 million for the nine months ended September 30, 2025, compared to $362.3 million in the prior year comparative period. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed. Further, costs for the period are impacted by the general cost structure of the period.

DDA

Total DDA(4) was $57.3 million for the nine months ended September 30, 2025 relatively in line with the $34.7 million in the 2024 comparative period. The increase is attributable predominantly to Korali-Sud, which was not in operation in the prior year comparative period.

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of subsidiary shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $7.3 million of the subsidiary shares granted, all of which was amortized during the first half of the year.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. Administrative expenses, excluding share-based expense, for the nine months ended September 30, 2025 was $39.7 million, compared to $40.8 million in the prior year comparative period.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash, and are paid or issued based on future vesting and performance.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A, and as expected.

Loss on revaluation of financial instruments

The result for the nine months ended September 30, 2025, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation and deferred consideration.

•The revaluation of the convertible debenture and its associated unrealized mark-to-market impact of a $43.0 million loss, due to an increase in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•The revaluation of the contingent and deferred consideration related to Sadiola, Agbaou and Kurmuk, resulting in a loss, predominantly driven by an increase in consensus metal pricing.
•Then, to a smaller extent and not individually significant,
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, and a loss is recorded in earnings as incurred, and
◦The revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss of $21.9 million was recorded for the nine months ended September 30, 2025, compared to a loss of $120.9 million in the comparative prior year period.

Other losses for the current period were impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters. Included in the current period is a gain of $14.5 million, associated with the aforementioned 8,155 Korali ounces that were advanced to the Government of Mali as a prepayment of future dividends during the first quarter of 2025. Although these ounces were effectively transferred at prevailing market prices in exchange for a prepayment of 2025 dividends, under IFRS, the Government of Mali cannot be considered a customer as a shareholder to that entity due to the form of the transaction, and consequently the values associated with these ounces are not included in Revenue, Cost of Sales or Depreciation but in this financial statement line item. This gain was offset by other losses in the current period, predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

Finance costs

Finance costs of $14.0 million for the nine months ended September 30, 2025, compared to $12.3 million in the comparative prior year period. The costs comprise three major categories, as follows:

•Interest on Borrowings. Interest expense was $7.0 million, in line with $7.0 million in the comparative prior year period. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
•During the period, the Company capitalized interest of $23.5 million ($10.2 million in the comparative prior year period), associated with the construction of the Kurmuk Project and the Sadiola phased expansion, representing virtually all interest eligible for capitalization.
•Other Non-Cash Finance Costs of $26.6 million were higher than the $13.0 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements and prepay agreement, which represents the largest component of the year-over-year increase.
•For the nine months ended September 30, 2025, foreign exchange loss were $3.8 million compared to $2.5 million in the comparative prior year period.

Income tax expense

Income tax expense was $108.7 million for the nine months ended September 30, 2025 and reflects a current income tax expense of $75.6 million and a deferred income tax expense of $33.1 million. This compares to a total tax expense in the 2024 comparative period of $76.0 million, with current income tax expense of $65.5 million and a deferred income tax expense of $10.5 million. The increase in income tax is the result of higher earnings before tax due to overall higher gold prices.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments.
The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue was lower than €750 million in 2024. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply in the future.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenue	$305,618	$251,979	$346,407	$170,846	$188,855	$195,614	$175,067	$179,674
(Loss) earnings attributable to shareholders	(17,917)	(25,410)	15,124	(10,280)	(107,965)	8,298	(5,685)	5,445
(Loss) earnings per share attributable to shareholders of the Company
Basic	(0.15)	(0.22)	0.14	(0.10)	(1.28)	0.10	(0.06)	0.06
Diluted	(0.15)	(0.22)	0.13	(0.10)	(1.28)	0.09	(0.06)	0.06
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
4.    REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest in Sadiola, 65% interest in Korali-Sud), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.82	1.08	4.35	4.74
Waste mined (M tonnes)	6.79	6.38	18.95	17.94
Ore processed (M tonnes)	1.24	1.21	3.71	3.53
Gold
Production (Ounces)	42,174	39,138	136,689	139,252
Sales(8) (Ounces)	45,368	35,289	181,049	130,666
Feed grade (g/t)	1.20	1.06	1.29	1.37
Recovery rate (%)	88.3%	83.5%	88.9%	84.7%
Total cost of sales per ounce sold(4)	$2,166	$1,630	$2,139	$1,326
Cash Costs per ounce sold(1)	$2,092	$1,589	$1,983	$1,287
AISC per ounce sold(1)	$2,224	$1,849	$2,067	$1,390
Financial (In thousands of US Dollars)
Revenue	$151,452	$85,197	$524,882	$295,792
Cost of sales (excluding DDA)	(95,353)	(56,120)	(350,944)	(168,467)
Gross profit excluding DDA(1)	$56,099	$29,077	$173,938	$127,325
DDA	(2,924)	(1,386)	(18,934)	(4,750)
Gross Profit	$53,175	$27,691	$155,004	$122,575
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,246	$8,133	$3,333	$10,601
Expansionary	24,876	5,173	48,121	12,035
Exploration	208	—	361	—

For the three months ended September 30, 2025, Sadiola produced 42,174 ounces of gold, compared to 39,138 ounces produced in the comparative prior year quarter.

Production in the third quarter was largely in line with plan and was supported by fresh and oxide ore mined from Sadiola Stage 5, FE4, Sekekoto West and Korali-Sud before being phased out. Korali-Sud served as a bridge between the current operations at Sadiola and the completion of Phase 1 expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with more detail below in the Sadiola Expansion Project section. The Phase 1 expansion is expected to ramp up late in the fourth quarter, stabilizing production at an annualized rate of over 200,000 ounces, with further details noted below.

The Company has advanced the development and preparation of new moderate to high-grade zones including Sekekoto North and Stage 5, which are expected to contribute to fourth quarter production and carry into next year. Contributions of higher-grade oxide ore next year are also expected from Sekekoto North, along with FE4 and FE2.5 at which exploration efforts led to their discoveries/delineation and development has advanced the zones towards production.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Following continued mobilization of additional equipment by the mining contractor in the third quarter, further equipment additions are planned for the fourth quarter. Although the mining contractor has experienced certain delays with the delivery of new mining equipment during the quarter due to logistical issues, resulting in extended use of older equipment with lower mechanical availability, it has deployed rental equipment to mitigate impacts and support production targets in the fourth quarter and into 2026 as new equipment is delivered to the site before the end of the year.

Instrumentation upgrades at the process plant have delivered measurable improvements in performance. Between January and September 2025, throughput increased by 267,000 tonnes through enhanced control systems, refined instrumentation, and improved process stability. Complementary technical upgrades, such as increased capacity of the regrind mill cyclone feed pump, are underway to support sustained higher throughput and recovery rates. The Phase 1 process plant upgrade, which will contribute to production in the fourth quarter, will consolidate these improvements, reinforcing both efficiency and output potential. In the fourth quarter, a new pebble crusher will allow for an increase in the proportion of fresh ore in the feed blend, uplift feed grade, and boost gold production in the fourth quarter in anticipation of the completion of the Phase 1 expansion.

To capitalize on these operational gains and strengthen cash flow, a comprehensive performance and cost-control program has been launched across Sadiola. Over 60 targeted initiatives are currently in progress, focusing on contractor optimization, equipment productivity, feed strategy, energy efficiency, and workforce structure. These initiatives are expected to yield partial cost reductions in Q4, with more structural and sustainable savings anticipated from 2026 onward. With rising mining volumes, improved fresh-ore preparation, and active improvement programs, Sadiola is well positioned to stabilize production and sustain stronger margins over the medium term.

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program. Further information can be found in the Sadiola Energy Program section of this MD&A. This upgrade will ensure Sadiola can sustain the ounce profile until the full plant expansion is complete. Despite some reported disruptions to fuel supplies in certain parts of the country, activities at Sadiola continue normally, with no impacts on operations. Further, additional fuel storage capacity has recently been added to Sadiola as part of the Phase 1 expansion.

As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average market price for royalty calculations of $3,457 per ounce for the third quarter, consolidated AISC(1) was impacted by over $140 per ounce, with the impact at Sadiola being disproportionately higher due to higher gold-price-driven royalty percentages and residual contributions from Korali-Sud before being phased out. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With residual contributions from Korali-Sud during the quarter, costs were impacted commensurately. When compared to the prior year comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of nearly $500 per ounce in the Sadiola structure year-over-year.

Fourth quarter AISC(1) is anticipated to decrease, notwithstanding an increase in gold price-based royalties due to higher gold prices. Mostly, the decreases are expected from increased production and progressive cost improvements quarter-over-quarter. The impact on cash flows is magnified in the fourth quarter, when production is expected to meaningfully increase. The Phase 1 completion at Sadiola, which will allow higher contribution of fresh ore and increase flexibility, will carry on to benefit the first quarter of 2026 and beyond.

Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale early in the third quarter of built-up inventory from the second quarter.

For the nine months ended September 30, 2025, Sadiola produced 136,689 ounces, compared to 139,252 ounces produced in the comparative prior year period. Production in the nine months ended September 30, 2025 includes the significant contribution from Korali-Sud high-grade oxide ore, as well as its fresh ore, through co-processing of Sadiola and Korali ores. Co-processing started on May 6, 2025 and continued to contribute through the third quarter of 2025. This initiative maximized production, with clay content from Korali-Sud being mitigated by ore coming from Sadiola.

Costs per ounce sold were impacted by the same reasons noted above in the quarterly discussion.

Gold sales on a year-to-date basis were higher than production, as a result of the Korali-Sud ounces inventoried at year-end at Sadiola which were sold in the first quarter. As of December 31, 2024, 48,939 ounces of gold produced from Korali-Sud oxide ore were held in inventory at Sadiola and as previously disclosed, were sold during the first quarter. The timing of sales of Korali-Sud gold resulted from necessary administrative processes related to establishing the new operating company for Korali-Sud and transferring its mining licence.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Although these processes took longer than initially anticipated due to administrative changes introduced by the 2023 mining code, the key formalities related to Korali-Sud have been completed.

Sadiola Expansion Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of new strategies focused on the processing of fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant expansions.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support guided production levels, reduce AISC(1), increase revenue, and provide robust cash flows in 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modelling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, FE2.5, among others, and the fresh ore targets of Tambali South and Sadiola Main. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs.

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024. The project has subsequently advanced on schedule and on budget. Notable quarterly updates for the third quarter include:
•Engineering complete and procurement drawing to a close,
•Earthworks and civil works are complete in the area of the new mill and civil foundations have been handed over for erection of structural steel and mechanical equipment,
•Structural steel erection is progressing well
•Installation of mechanical equipment is progressing well, with major equipment placed,
•Installation of the mill has commenced, with the mill drive, shell and ends installed,
•Erection of the three stage crushing plant has commenced
• The E,C&I Contractor is establishing and has commenced installation work on site
•Next milestones include:
◦Fourth quarter focus on completion of construction of the plant,
◦Installation of the generators and power infrastructure to support the mill,
◦Completion of the upgraded plant power supply.

Continued investment in the Phase 1 expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. This first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant with planned project commencement in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Further, the Company is conducting engineering studies to determine the optimal path for expansion, including the option of progressively expanding the existing plant after the Phase 1 Expansion, with the aim of achieving similar ultimate production levels at a lower capital intensity. While this progressive expansion would also allow for the treatment of fresh and oxide ore, its installed capacity could be leveraged and maximized with additional oxide ore sources, as well as high-grade transitional ore in the medium to longer-term. These studies indicated that adding a pre-leach thickener to the circuit can allow the plant to process up to 90% of the fresh ore in the feed, significantly increasing operational flexibility and the opportunity to boost production and reduce costs. Given that a pre-leach
| 24

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
thickener is required regardless of the future expansion scenario selected, the Company decided to start its engineering and design in the third quarter and is planning for its construction in 2026, along with other minor quick-return improvements to the processing circuit.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective.

Beginning early next year, Sadiola will significantly reduce its use of legacy diesel generators in favour of newer, more cost-effective units and control systems, aimed at reducing fuel consumption and increasing power generation efficiency. Over the course of 2027, this will be followed by the installation of the photovoltaic plant and related BESS, as well as medium-speed thermal generators, both of which are planned to be expanded further to match the energy requirements of the next Sadiola expansion.

The introduction of the initial photovoltaic plant and BESS is projected to reduce energy costs by up to 20 percent compared to current costs. The introduction of additional photovoltaic and BESS capacity, as well as medium-speed thermal generators, is projected to further reduce energy costs by up to 45 percent, representing a reduction in All-In Sustaining Costs ("AISC"), once the power program is fully implemented, estimated to range from an initial amount of $150 per ounce of gold to as much as $200 per ounce of gold with incremental interim reductions as each of the components of the power program are implemented. The projected operating costs are comparable to the average costs expected for grid-supplied power with diesel backup, adjusted for grid availability in Mali. Considering the schedule of implementation for the different stages of the plan noted above, which is driven by engineering and procurement timelines of the various components, cost improvements are expected to be modest in 2026 and then gradually increase with the deployment of solar and BESS in 2027, and then increase meaningfully with the introduction of medium-speed thermal generation in 2027 and 2028.

The Company has concluded that its power program for Sadiola will provide greater reliability and certainty, which are essential for supporting uninterrupted mining operations without overburdening the grid system. Elements of the power solution are expected to be financed through a combination of upfront and deferred payments, thereby decreasing near-term capital requirements, as noted below.

As part of its analysis, the Company has retained the services of African Power Services ("APS") to provide a comprehensive power solution for the program's initial stages. The engagement with APS marks a significant milestone in Allied's strategy to unlock value at Sadiola by ensuring a reliable, cost-effective, and scalable power supply in alignment with the mine's phased expansion approach. Leveraging APS's extensive experience in renewable and hybrid energy solutions across Africa, Allied expects to materially reduce operating costs, enhance energy efficiency, and lower carbon emissions as the implementation of its energy program advances.

The power requirement for the Sadiola Phase 1 expansion was determined to be 20MW as average load, while for the Phase 2 expansion, the average load is estimated to be 32MW. As previously disclosed, the Company is advancing engineering studies on an alternative expansion scenario that leverages the existing processing infrastructure, thereby reducing capital requirements while achieving substantial production growth. The power requirement for this alternative scenario is expected to fall within the range of 22MW and 32MW, defined by the power demands of Phase 1 and Phase 2 expansions. Given that the power plan being implemented is to be deployed in stages and is scalable, this approach provides the Company with significant flexibility to pursue its future expansion plans while securing its power supply and advancing its cost reduction program at Sadiola in the short and medium term.

As noted above, the first stage of the proposed program involves expanding the diesel generation capacity at Sadiola by approximately 14MW with state-of-the-art units, which are expected to be completed by early 2026. This will be followed by the installation of a photovoltaic plant with a peak capacity of approximately 35MW, paired with a 30 MWh BESS and a new control system integrated with the diesel generators by mid-2027, which is designed to supply approximately forty percent of the energy requirements of Phase 1 expansion.

The second stage of the plan involves the progressive introduction of medium-speed thermal generation between 2027 and 2028, which is expected to improve efficiency and significantly reduce operating costs. Additional thermal generation will be accompanied by the expansion of the renewable energy generation to a target peak capacity of up to 60MW for solar and 45 MWh for BESS, to supply the next phase of growth at Sadiola while preserving flexibility to produce additional power if required.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
The new diesel generators, along with the initial photovoltaic plant and BESS, are planned to be installed with a deferred payment arrangement, thereby requiring minimal up-front capital. The capital for the first stage of the medium-speed thermal generators is expected to fit within the capital provision for power as part of the Sadiola expansion.

These investments will secure power for the ongoing needs and future growth at Sadiola, while progressively lowering costs, fuel consumption and carbon intensity of operations. In addition, the hybrid power generation solution will ensure a robust, independent and uninterrupted power supply for operations, while preserving the option to connect to Mali's public grid system in the future. These enhancements reinforce Allied's commitment to disciplined capital allocation, operational excellence, and ESG-driven value creation for shareholders and stakeholders. With improved and more efficient, cost-effective energy availability, Allied remains on track to deliver the Sadiola expansion on schedule and within budget, while advancing its broader growth pipeline across Africa.

The Phase 1 expansion of Sadiola is proceeding as planned at Sadiola with completion expected in the fourth quarter. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to stabilize and produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure.

The Company’s five-year exploration goal for Sadiola is to reach over 14 million ounces of Mineral Resources, representing a sequential target of over 3.5 million ounces of new Mineral Resources in addition to the current inventory. The objective includes adding approximately 1.0 million ounces of new oxide, which, in turn, supports Sadiola’s medium-term and long-term expansion strategy, providing upside and optionality as discussed below. Mineral Resources and Mineral Reserves updates are planned to be presented on a yearly basis to document the ongoing mineral inventory buildout program, which is expected to be carried out with similar levels of annual expenditures to the approximately $12 million committed for the current year. Further, as the Phase 1 Expansion at Sadiola allows for the treatment of a higher proportion of abundant, higher-grade fresh ore, the Company expects an increase in the mine’s efficiency and overall performance by concentrating mining operations in fewer, bulkier areas and using new oxide areas as incremental production upside.

Ongoing exploration activities at Sekekoto West, FE4, FE2 Trend, TK1 and Tambali are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the third quarter, exploratory and resource drilling programs were conducted on the Sadiola licence with a total of 151 holes drilled comprising 16,087 metres utilizing five exploration core and RC drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West, Tambali and FE4, TK1 and along the FE2 Trend during the quarter. Exploration drilling has intersected significant new zones and extensions at Sekekoto West/S12, Tambali, FE2 Trend, and FE3/4 Trend with Sekekoto West and the southern part of the FE2 Trend (FE2.5) potentially providing short-term, new and more proximal high and medium-grade oxide resources for the Sadiola mill as mining at Korali Sud winds down. Details on these zones can be found in the October 29, 2025 Press Release "Allied Gold Reports Exploration Results at Sadiola Demonstrating Continued Discovery In A World-Class Mineralized System" available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://alliedgold.com. Mineralization remains open along strike and at depth across all four target areas. A sterilization drill program over a proposed new tailings storage facility to the east of Sadiola Mine was completed.

Exploratory drilling at the Sekekoto West Deposit was extended to the north during the third quarter, with drillhole intersections demonstrating that the deposit remains open 700 metres to the north outside of the original pit design. Further drilling continues to test for strike extensions of this mineralized trend to the north.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization was completed in the third quarter. Drillhole intersections demonstrate good continuity of potentially economic mineralization to 320 metres depth. An updated resource model will be completed in the first quarter of 2026. In the near term, additional drilling is planned to test for oxide resources at the northeast portion of the Tambali Deposit.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
At FE4, a 199-hole drill program, now 40% complete, is being carried out to both upgrade inferred mineral resources to Indicated and test for extensions to the known mineralization. Access to the pit base during the quarter was limited by rainfall, with the rainy season generally running from May to October, driven by the West African Monsoon, and active mining. Results to date have been encouraging.

New drilling programs were initiated at Sadiola Main and TK1 during the quarter. The first of 17 holes were completed at Sadiola Main. These holes are designed to test for the southern strike extensions of the deposit, test for additional oxide gold mineralization, infill areas where modelling information is needed and to test below previous drilling to begin to evaluate the underground potential.

TK1 is a new target area located approximately 9 km to the southeast of the mill. This program will test the potential for a shallow oxide deposit identified through historical drilling. A total of 18 holes were completed representing 50% of the planned work in this initial program.

Drilling continued to the north of the 1.1 kilometre-long FE2.5 oxide gold prospect and extended oxide gold mineralization for another 1.1 kilometres further north to the south end of the historic 1.2 kilometre long FE2 pit and another 500 metres to the north of the FE2 pit. Oxide gold and fresh mineralization has now been followed, more or less continuously for 3.9 kilometres and remains open to the north and, less so, to the south. Drilling will continue to test this limestone/clastic sediment trend with wide-spaced drill fences for another 1.5 kilometres to the north of the FE2 pit with a goal to exhibit potential for shallow oxide gold resources along the entire 5.5-plus kilometre long trend. Once the scope of the mineralization is defined, a systematic program of resource conversion will be carried out as required.

Further, Sadiola will also see continued efforts with five drills dedicated to continue testing, for and extending, the gold mineralized structures at Sadiola Main, Tambali, FE2 Trend, Sekekoto Trend, FE4 and TK1 with a second half 2025 budget of $5.7 million. The exploration is focused on both oxide and shallow fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high quality ounces. The horizontal and down-dip/down-plunge limits of these systems have not been defined yet and expectations of ongoing discovery/additions are high.

Sadiola Protocol Agreement

During the third quarter of 2024, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

In particular, the Agreement provides several benefits for the Company, setting the stage for advancing the Company's plans:

•Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company's phased expansion plan, which provide for the realization of Sadiola’s inherent value.

•Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations alone have substantial financial value, as compared to the mining code itself. In addition, the Company's ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State's ownership of Korali-Sud increased to 35% on January 8, 2025, whereas the Company retained 65%) and maintain rights to fiscal stability, mediation and arbitration. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.

•Approval of Korali-Sud: Korali-Sud represents significant value and offers near-term production and cash flow, advancing strategic goals at Sadiola.

•Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
•Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment. The Company made the final payment of 25 billion CFA francs, or approximately $42.2 million on April 4, 2025. In addition, the Company also settled certain tax and other obligations. In accordance with IFRS, all amounts were expensed during the third quarter of 2024. Lastly, part of the Company's business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Sadiola Mineral Reserves and Mineral Resources

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, which together comprise the CDI Complex. The two processing plants are located only 20 km apart.

Bonikro comprises two separate mining licences (Bonikro Licence and Hiré Licence), although integrated under single management.

Bonikro Key Performance Information (100% Basis)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.64	0.72	1.67	2.39
Waste mined (M tonnes)	6.52	3.49	16.80	10.40
Ore processed (M tonnes)	0.68	0.68	1.94	1.70
Gold
Production (Ounces)	21,953	27,369	67,399	66,496
Sales (Ounces)	23,530	25,457	66,971	65,797
Feed grade (g/t)	1.08	1.34	1.14	1.31
Recovery rate (%)	93.8%	93.1%	93.9%	93.0%
Total cost of sales per ounce sold(4)	$2,023	$1,408	$1,897	$1,673
Cash Costs per ounce sold(1)	$1,570	$1,093	$1,451	$1,295
AISC per ounce sold(1)	$1,755	$1,460	$1,647	$1,633
Financial (In thousands of US Dollars)
Revenue	$77,012	$60,214	$203,800	$146,431
Cost of sales (excluding DDA)	(37,164)	(27,946)	(97,743)	(85,523)
Gross profit excluding DDA(1)	$39,848	$32,268	$106,057	$60,908
DDA	(10,444)	(7,905)	(29,299)	(24,540)
Gross Profit	$29,404	$24,363	$76,758	$36,368
Capital Expenditures (In thousands of US Dollars)
Sustaining	$12,154	$6,791	$39,959	$14,376
Expansionary	—	856	48	7,622
Exploration	2,585	1,842	6,851	5,582

Bonikro produced 21,953 ounces of gold during the three months ended September 30, 2025, compared with 27,369 ounces produced in the comparative prior year quarter. Production for the third quarter was in line with plan, and higher grades were sourced mainly from the Stage 3 pit, while stripping was advanced at Stage 5. Improved plant throughput and recoveries were achieved due to the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

The mining strategy and stripping campaign during the year has been focused to expose higher-grade material for the last quarter of 2025, as well as the following years, with minimal waste stripping expected during 2026 and 2027. This mining sequencing at Bonikro, for an anticipated $60 million of capital expenditures related to production stripping during 2025, will lead to robust free cash flows, as the stripping ratio decreases and it further exposes higher-grade ore. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

During the quarter plant recovery rates increased by over 2%. Processing optimization continues, with a focus on circuit efficiency and downtime control. Power reliability also improved, contributing to greater plant stability. As previously disclosed, a concept-level underground study at the Hiré endowment was completed during the second quarter. While early-stage, the findings are encouraging
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
and support the launch of further technical evaluations. This work, with resources allocated to drill these targets, will assess the viability of underground mining as a long-term strategy to access deeper mineralization, unlock new production fronts, and extend the life of the Bonikro operation.

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1).

Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale early in the third quarter of built-up inventory from the second quarter.

For the nine months ended September 30, 2025, Bonikro produced 67,399 ounces compared to 66,496 ounces produced in the comparative prior year period, in line with plan.

The ongoing stripping campaign at PB3 and PB5, for the first nine months of the year, positions the Company on track to expose higher-grade material for the last quarter of 2025, as well as the following years, with minimal waste stripping expected during 2026 and 2027. This mining sequencing at Bonikro, for an anticipated $60 million of capital expenditures related to production stripping during 2025, will lead to robust free cash flows, as the stripping ratio decreases and it further exposes higher-grade ore. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

Gold sales on a year-to-date basis were in line with production.

Hiré Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences, with the following drilling activity:
•Hiré Mining Licence: 160 holes, comprising 10,826 metres

At the Hiré Mine, up to five rigs were tasked with three rigs testing the underground potential of the Akisso So Deposit, 1 rig testing for oxide gold mineralization near the south side of the Assondji So Deposit and east of the Chapelle Deposit and a final rig completing waste pile sterilization drilling. Most of this work was completed within the compensation area with future drill testing expected to extend outside of the compensation area to the east and southwest. Oxide gold mineralization was intersected in widely-spaced holes along the Assondji So South trend with infill drilling being planned for the fourth quarter of 2025. The phase one Akissi So underground test program is 73% complete with 2,440 metres drilled. A phase two program is pending the results from phase 1.

On the Bonikro mining licence and exploration licence no work programs were undertaken, as anticipated.

Oumé Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences, with the following drilling activity:
•Oumé Exploration Licence: 18 holes, comprising 2,857 metres

At the Oumé Project, drilling continued over the Dougbafla West deposit with a goal to infill and extend the mineralized lenses with drilling completed in July. Exploration work programs have been proposed to the east of the Dougbafla North Deposit, east of the Dougbafla Central Zone and SW of the Dougbafla West Deposit as the limits of the Oumé mineralized systems have not been defined yet. One of the goals of the step out drilling is to identify extensions to the known zones with a focus on areas hosting felsic intrusions where wider mineralized zones could be expected.

Bonikro Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, which together comprise the CDI Complex. The two processing plants are located only 20 km apart.

Agbaou Key Performance Information (100% Basis)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.72	0.96	1.76	2.07
Waste mined (M tonnes)	10.97	7.89	29.45	19.67
Ore processed (M tonnes)	0.63	0.63	1.78	1.65
Gold
Production (Ounces)	22,893	18,640	57,989	52,711
Sales (Ounces)	23,201	18,193	56,702	52,223
Feed grade (g/t)	1.19	1.03	1.05	1.06
Recovery rate (%)	94.7%	94.4%	94.9%	95.1%
Total cost of sales per ounce sold(4)	$1,996	$2,370	$1,907	$2,176
Cash Costs per ounce sold(1)	$1,904	$2,275	$1,808	$2,089
AISC per ounce sold(1)	$2,175	$2,472	$2,403	$2,329
Financial (In thousands of US Dollars)
Revenue	$77,154	$43,444	$175,322	$117,313
Cost of sales (excluding DDA)	(42,510)	(41,208)	(99,034)	(108,285)
Gross profit excluding DDA(1)	$34,644	$2,236	$76,288	$9,028
DDA	(3,792)	(1,916)	(9,070)	(5,376)
Gross Profit	$30,852	$320	$67,218	$3,652
Capital Expenditures (In thousands of US Dollars)
Sustaining	$4,684	$2,255	$29,236	$4,470
Expansionary	253	521	284	7,238
Exploration	962	—	2,639	—

Agbaou produced 22,893 ounces of gold during the three months ended September 30, 2025, compared to 18,640 ounces produced in the comparative prior year quarter, and representing a substantial increase of 43% from the second quarter. Production in the third quarter was bolstered by higher grades from South Sat 3, West Pit 7 and West Pit 2. Agbale and Assondji So supplied additional ore resulting in increased throughput in the process plant driven by higher oxide in the feed. The performance was supported by higher milling running hours and the implementation of enhanced short-interval controls.

At Agbaou, the Company continued to advance stripping to secure access to higher-grade ore in the last quarter of 2025, and to support increased operational flexibility and production levels in 2026. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase in the next three months, resulting in reduced costs and increased cash flows in the fourth quarter.

In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The benefits of the centralized contractor model and the Hub-and-Spoke structure implemented are becoming more evident, enabling improved agility in managing shared resources and coordinating recovery efforts across sites. These enablers will be further embedded in the coming months as the Company transitions from initiation to full execution. Looking ahead, execution discipline will remain central to delivering value in the second half. With deeper integration of the Hub-and-Spoke model, continued focus on plant optimization, and improved mining flexibility.

Costs for the third quarter, as anticipated, reflect continued waste removal at WP 7 albeit, as expected, at levels significantly lowered from the second quarter, which will benefit access to oxide ore in the fourth quarter of 2025, partially offset by the successful implementation of a centralized management model. This is expected to result in higher production at lower costs for the remainder of 2025 as stripping is expected to be minimal in the fourth quarter.

Gold sales were in line with production.

For the nine months ended September 30, 2025 Agbaou produced 57,989 ounces compared to 52,711 ounces produced in the comparative prior year period.

Production increased due to the strong third quarter, along with higher oxide grade mined in the Agbale pit and treated at Agbaou through the tolling agreement, allowing for increased throughput in the process plant. The mining sequence prioritized waste removal over ore extraction in the first half of the year and into the third quarter, to gain improved access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production in 2026. Ore feed, gold grades and production are expected to materially increase quarter-over-quarter, resulting in reduced costs and increased cash flows.

Costs for the first nine months of the year quarter, as anticipated, reflect continued waste removal at WP 7, which will benefit access to oxide ore in the fourth quarter of 2025, partially offset by the successful implementation of a centralized management model. In particular, costs were higher in the second quarter, and decreased in the third quarter as anticipated and guided. This is expected to result in higher production at lower costs for the remainder of 2025 as stripping is expected to be minimal in the fourth quarter.

Gold sales on a year-to-date basis were in line with production.

Agbaou Exploration

Allied is actively pursuing opportunities to extend the mine life with a goal to increase Mineral Reserves through sustained drilling and other exploration efforts. In the second quarter of 2025, a further budget of $7.5 million for the year was approved by the Company, allowing the launch of a focused initiative comprising two strategic projects aimed at accelerating this objective.

The first project targets the Agbaou West and East pits, with the goal of upgrading Inferred Mineral Resources to Indicated Mineral Resources to test for down dip extensions of known mineralization and to test for new lenses. The drilling campaign, structured in three phases, commenced in July, 2025, and is scheduled for completion in the first half of 2026. The program's goal is to add several more years to mine life.

The second project focuses on the Hire-Akissi So target, noted above, where the Company is working to confirm the extension and characteristics of the known underground mineable resource at grades ranging from 3 to 4 g/t of gold. The two-phase drilling program commenced in August 2025. Phase 1 was completed in September 2025. The initiation of Phase 2, depends on the results on Phase 1 with a goal of completion late first quarter of 2026.

Allied anticipates reporting progress on these initiatives by delivering a program status update in the second quarter of 2026. Up to seven core drills will be devoted to these two programs with one other RC drill dedicated to testing new targets.

Resource and exploration drilling was conducted during the quarter on the Company's Agbaou mining licence, with drilling activity of 46 holes comprising 8,805 metres, 70% more drilling than in Q2. This level of drilling is expected to be maintained and perhaps increase.

At Agbaou four coring rigs were active, in and around the Agbaou pits, with a goal to convert Inferred to Indicated Mineral Resources, extend mineralization down dip and to discover additional zones. This focused drill program is scheduled to continue to the end of the first quarter of 2026. Initial results have been positive with the bulk of the holes intersecting the mineralized zones where expected. Soil sampling was completed over the Niafouta and Agbaou South targets with results pending. A drill program has been designed to test the
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Agbaou South target. A third area of soil sampling over the Agbaou West area continued with 56% completed at month end. Regional target selection ramped up over the quarter with new target areas compiled, field truthing carried out and proposals for 2026 field work being prepared with a goal to have a steady stream of new targets to advance to drill testing and if warranted, development of new mineral resources.

Agbaou Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Kurmuk Project Summary

The Kurmuk Project is a construction project in the Benishangul-Gumuz region of Ethiopia. The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and the finalized installation of a power line and substations. The power supply construction agreement is in development and is expected to be completed and energized ahead of first gold. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable thereafter. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km² exploration territory.

The Company made the decision to advance the project in 2023, and its construction has been funded by available cash on hand and cash flows from producing mines, and the Kurmuk stream and gold prepay entered into in the fourth quarter of 2024.

Key project details are as follow:

•First gold pour is expected mid-2026.
•Currently defined 2.7 million ounces in Proven and Probable Mineral Reserves.
•Kurmuk is expected to deliver 175,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over a 10-year mine life at industry-leading AISC(1) below $950 per ounce, based solely on Mineral Reserves. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.
•A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•A 2023 study proposed an increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase. By utilizing existing major equipment and contractor mining, the proposed expanded project could be developed within the same capital requirements range as initially planned. The Company is now strategically targeting 6.4 Mt per year as further described below.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a strategic focus, supported by active planning and phased preparation. Mineopex, a specialized operational readiness company based in South Africa, was selected to assist the operational team with the commissioning, ramp-up, and stabilization of operations in the early months of the project, to enhance organizational depth and provide training and development for the local workforce.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Kurmuk Quarterly Progress

At Kurmuk, the Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the third quarter of 2025.

The project is progressing well, with engineering substantially completed. The key focus during the quarter and the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding area, and advancing the mechanical erection at the processing plant site. Mining activities at Ashashire and Dish Mountain, the two initially planned open pits which account for the current inventory of ounces, are progressing according to plan, with the objective of building at least three months’ worth of high-grade ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue advancing mechanical erection throughout the fourth quarter, as well as progressing remaining earthworks, commencing electrical installation, infrastructure and ancillary facilities. The Ethiopian Electrical Power Company is progressing the installation of the power line to site, which is expected to be completed in early 2026. Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of engineering for the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the execution of the project, with subsequent modifications to the leaching circuit expected to be deployed in the future to increase fresh ore recoveries. The expanded processing capacity is expected to drive a modest increase in capital costs, consistent with consensus estimates on a capital intensity basis. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of its assets.

Kurmuk Project Exploration

During the third quarter, drilling was focused on resource extension drilling on the strike and depth extensions of Dish Mountain Resource, exploratory drilling and channel sampling continued at the Tsenge Prospect, the initiation of a new round of resource extension drilling at Ashashire, the start of drilling over the Urchin Prospect and ROM pad sterilization drilling. A total of 37 holes for 7,285 metres was drilled by five exploration drill rigs. At quarter end, the drilling programs were 76%, 88%, 5%, 44% and 28% complete for Dish Mountain Resource Extension, Setota Hill infill (Tsenge Prospect), Ashashire first pass depth extension, Urchin first pass drill testing and ROM pad sterilization drilling, respectively. Reprioritization of additional extensional drilling at Dish Mountain will be carried out at the end of 2025 in conjunction with an updated resource estimate.

At Tsenge, channel sampling was completed along road cut sections representing 2,128 metres of sampling. Results to date have been promising and lock in the surface locations of the zones being intersected by the drilling.

The drill program at Hiccup Hill and Setota, at the southern end of the Tsenge Prospect is focusing on building out a potential Inferred Mineral Resource on 80 metre spaced lines. The Tsenge scout drilling program remained on hold during the quarter. Exploration over the 7 kilometre long Tsenge prospect will consist first of an IP survey to prioritize targets areas along this very large feature.

Drilling resumed at Ashashire early in the third quarter, to further test the depth extent of the mineralization with a longer term goal of potentially deepening the ultimate Ashashire pit. Visual observations indicate that the zones were mostly intersected where expected with assays pending.

A drone magnetic survey and an induced polarization survey (over Tsenge and Ashashire) are also planned with timing pending permitting and equipment availability. All of this work is aligned with the Company's strategic objective of a 5 million ounce mineral inventory at Kurmuk.

Kurmuk Power Purchase Agreement

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Key Terms of the Agreement:

•Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.
•Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•Renewable Energy Source: The project will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company's commitment to sustainable mining practices.
•Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

Kurmuk Mineral Reserve and Mineral Resource
Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

Overnight Marketed Equity Offering

Subsequent to quarter end, on October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

The Company intends to use the net proceeds of the Offering to:
•fund its optimization and growth initiatives particularly to accelerate development of infrastructure for the next phase of expansion at Sadiola which includes improvements in processing capacity and acceleration of the implementation of certain components of the recently announced energy program,
•modify the plant under development at Kurmuk to increase average processing capacity for higher levels of production,
•begin the transition to owner mining at one or more operations, and
•general corporate purposes to take advantage of corporate and asset-based opportunities which may arise from time to time.

The Company considers that pursuing some or all of these initiatives at this time improves efficiency, productivity and profitability. With respect to corporate and asset-based opportunities, these would mostly be cash flow generating in respect of which the Company prefers to use available cash rather than shares as much as possible. Any unused proceeds will be allocated to general corporate purposes.

Gold Prepaid Forward Arrangement

The Company has entered into Gold Prepaid forwards arrangement with select lenders (the "Prepay Lenders"), for a total advance amount of $125.0 million. Under these arrangements, the Company will deliver to the Prepay Lenders an aggregate of 4,035 ounces of gold per month over a period of twelve months, starting in October 2026.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Common Share Consolidation

During the second quarter, in May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

During the second quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million and net proceeds of $61.9 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and associated activities.

Cash Flow Protection Program

To further support its fully-funded plan, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. In May, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

A program that allows the Company to share in further revenues above $4,594 has been implemented subsequent to quarter end as a supplement to and part of the cash flow protection program. The program relies on $4,500 average rate gold call options with a cost of approximately $94 per option and covers the entirety of its remaining existing zero-cost collars from November 2025 to December 2026.

Precious Metals Purchase Agreement with Wheaton Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp., ("Wheaton"). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the "Advance Amount"), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk Project in Ethiopia. The Company has made the three first draws of the four planned payments.

WPMI will having the right to purchase 6.7% of payable gold from the Company's Kurmuk mine (the "Stream"), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining licence and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining licence which are processed at the Kurmuk plant.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
Transaction Rationale

•Crystallizes Significant Inherent Value in Kurmuk - The Stream Transaction recognizes the inherent value of the Company's Kurmuk Project and implies a valuation multiple significantly higher than that at which the Company's shares currently trade in the market and the price at which the Company went public.
•Attractive Cost of Capital - The Company evaluated different financing options as part of an exhaustive process, concluding that this Stream Transaction provides much better cost of capital than any other alternative. The Stream agreement offers a competitive cost of capital based on Kurmuk's Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resources conversion and exploration upside within the mining licence.
•Financial Strategy - The Stream Transaction marked another significant milestone in completing the planned comprehensive financial package for the Kurmuk Project.
•Exploration Upside Retained - Allied's strategic objective for Kurmuk is to achieve a multi-decade mine life at production levels equal or above the average life of mine of 240,000 ounces of gold per year, leveraging on the project's highly prospective land package. As result of the Stream Transaction, Allied retains full exposure to the significant exploration upside beyond the mining licence, include the Tsenge, Agu and Dull Mountain targets among others. The Company is advancing a $7.5 million exploration program at Kurmuk focused on near mine extensions and regional targets where Allied sees the best potential to increase mineral inventories.
•Flexibility in Stream Deliveries - Allied can accelerate the step-down stream rate by supplementing planned deliveries with ounces produced from outside the Large-Scale Mining Licence.

Public Offering of Common Shares

During the fourth quarter of 2024, the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk development project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk Project, intended to enhance financial flexibility to unlock significant value.

Precious Metals Purchase Agreement with Triple Flag Precious Metals

On August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resource conversion and exploration upside.

6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2024 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are supported by its Mineral Reserves and Mineral Resources, which ensure the reliability and sustainability of the Company’s production platform while also providing the flexibility to increase near-term production and cash flows from high-yield near-mine targets. This year, Allied has conducted a thorough review of its mining design parameters,
| 37

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
leading to the adoption of more conservative assumptions, especially regarding operational factors such as mining selectivity and dilution. This strategic adjustment aims to improve ore control procedures and the short-term predictability of operations. It also serves to offset the impact of increased Mineral Reserves together with the depletion resulting from mining activities in 2024. The Company is optimistic that its exploration efforts will continue to increase mineral inventories, with a goal to achieve additional growth by the end of 2025.

As of December 31, 2024, the Proven and Probable Mineral Reserves were reported at 10.8 million ounces of gold, contained within 237 million tonnes at a grade of 1.42 g/t. This figure remained relatively unchanged compared to the previous year. The stable reserve balance reflects the addition of new Mineral Reserves, the depletion of reserves due to production in 2024, and adjustments to the economic and design parameters outlined above. Similarly, the total Measured and Indicated Mineral Resources stood at 15.7 million ounces of gold, contained within 327 million tonnes at a grade of 1.49 g/t. This is nearly the same as the previous year's figure of 16.0 million ounces, with the slight decrease attributed to the conversion of Inferred Mineral Resources, which at year-end 2024 totalled 1.4 million ounces contained within 33.7 million tonnes at a grade of 1.33 g/t.

The Company’s 2024 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali-Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali-Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	14,271	1.08	496
Korali-Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,683	1.33	1,439
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.
| 39

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

Mineral Reserve and Mineral Resource Reporting Notes

1.Metal Price, Cut-off Grade, Metallurgical Recovery:
	Mineral Reserves	Mineral Resources
Sadiola (80%)	Price assumption: $1,700/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold
Korali-Sud (100% as at December 31, 2024, 65% as at January 8, 2025)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold. Selected pit shells using value of $1,320/ounce gold for Ashashire and $1,440/ounce gold for Dish Mountain. Open pit cut-off grades range from 0.30 to 0.45 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.57 to 0.63 g/t gold. For Agbalé, a $1,800/ounce gold was used with cut-off grades varying from 0.67 to 0.78 g/t gold.	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Agbaou (85%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.41 to 0.63 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

2.Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Korali-Sud's ownership was increased to 35% owned by the State of Mali on January 8, 2025.

3.All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.
4.The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.
5.Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.Mineral Reserves and Mineral Resources are reported as of December 31, 2024.
7.For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
7.    FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at September 30, 2025	As at December 31, 2024
Current Assets (including Cash and Cash Equivalents)	$485,649	$449,286
Non-Current Assets	1,199,149	870,568
Total Assets	$1,684,798	$1,319,854
Current Liabilities	696,694	485,003
Non-Current Liabilities	569,459	418,554
Total Liabilities	$1,266,153	$903,557
Equity attributable to Shareholders of the Company	331,492	345,765
Non-controlling interest	87,153	70,532
Total Equity	$418,645	$416,297

Net Working Capital(3)	$(88,211)	$60,639

Total assets were $1,684.8 million as at September 30, 2025, compared to total assets of $1,319.9 million as at December 31, 2024. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, general increases to mineral property, plant and equipment due to ongoing operations, and general changes and normalization of working capital.

Total liabilities as at September 30, 2025, were $1,266.2 million compared to $903.6 million as at December 31, 2024. The increase is predominantly attributable to working capital movements and mark to market on gold collars and convertible debentures. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables including royalties payable, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $262.3 million as at September 30, 2025, compared to $225.0 million as at December 31, 2024. The cash balance was impacted by the closing of a bought deal offering for gross proceeds of $66.8 million during the second quarter, the second and third draws under the Wheaton streaming arrangement of $43.75 million each, and $50 million in proceeds from gold prepays, offset by capital expenditures at Kurmuk, general increases to mineral property, plant and equipment due to ongoing operations, and general changes and normalization of working capital. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with cash flows from operating activities and future draws on the Wheaton Precious Metals streaming arrangement.

Net working capital(3) was negative $88.2 million at September 30, 2025, compared to $60.6 million at December 31, 2024. Net working capital(3) is affected by the short-term liabilities associated with the gold collars, which become payable when, on settlement, gold price average for the period exceed the collar’s upper limit. While settlements result in a cash outlay, such outlays are triggered by revenue cash generating events, with the proceeds of the sale at prices exceeding that limit providing the necessary funds for settlement.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at September 30, 2025 were $122.8 million compared to $96.4 million as at December 31, 2024.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with funds on hand, cash flows from operating activities and a final draw from the $175.0 million gold stream from Wheaton Precious Metals International Ltd stream. Subsequent to quarter end, on October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

Allied has successfully executed a number of strategic transactions up until September 30 2025, further improving the Company's financial flexibility. The transactions include a share offering in 2024 for aggregate gross proceeds of $161.6 million, the $250.0 million Kurmuk funding package comprising a gold stream of $175.0 with Wheaton Precious Metals International Ltd., a $125.0 million Gold Prepay facility for the Kurmuk development project and the $66.8 million share offering during the second quarter of 2025.

Further, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $197.3 million, interest payments of $9.4 million and deferred and contingent consideration of $30.2 million, along with accounts payable and accrued liabilities.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$196,338	$87,167	$409,898	$180,296
Income tax paid	(11,259)	(7,468)	(33,321)	(28,619)
Settlement of Claim Matters	—	—	(42,198)	—
Operating cash flows before movements in working capital(6)	$185,079	$79,699	$334,379	$151,677
Working capital movement(6)	(3,533)	(86,086)	(9,724)	(87,844)
Net cash generated from operating activities	$181,546	$(6,387)	$324,655	$63,833
Net cash used in investing activities	(134,531)	(54,247)	(335,754)	(116,007)
Net cash (used in) generated from financing activities	(2,887)	935	53,099	(915)
Net increase (decrease) in cash and cash equivalents	$44,128	$(59,699)	$42,000	$(53,089)

Operating Activities

Net cash generated from operating activities for the three months ended September 30, 2025 was $181.5 million. This compares to an inflow of $72.6 million in the prior year comparative quarter. Cash from operating activities in the current period benefited from higher realized gold prices, higher sales units and the proceeds from the Wheaton stream and the gold prepay, while the prior year was impacted by proceeds of the Triple Flag stream. The working capital impact for the current period is modest and predominantly related to the timing of receipt of VAT credits and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended September 30, 2025 increased significantly, at an inflow of $196.3 million compared with the prior year comparative quarter inflow of $87.2 million. Cash from operating activities in the current period benefited from higher realized gold prices, higher sales units and the proceeds from the Wheaton stream and the gold prepay, while the prior year was impacted by proceeds of the Triple Flag stream.

Working capital movement(6) for the three months ended September 30, 2025 was an outflow of $3.5 million, compared to an outflow of $86.1 million in the prior year comparative quarter. The working capital impact for the current period is modest and predominantly related to the timing of receipt of VAT credits and accounts payable, as customary.

Net cash generated from operating activities for the nine months ended September 30, 2025 was $324.7 million compared to an inflow of $56.2 million in the prior year comparative period. Cash from operating activities in the current period benefited from higher realized gold prices, higher sales units and the proceeds from the Wheaton stream and the gold prepay, while the prior year was impacted by proceeds of the Triple Flag stream. Comparative period operating cash flows were further impacted by a working capital outflow. The working capital impact for the current period is modest and predominantly related to the timing of receipt of VAT credits and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the nine months ended September 30, 2025 increased significantly, at $409.9 million, compared to $180.3 million in the prior year comparative period. The increase was related to higher realized gold prices, the sale of the Korali-Sud finished goods inventory noted above, and proceeds from the Wheaton stream and the gold prepay, while the prior period was impacted by proceeds of the Triple Flag stream.

Working capital movement(6) for the nine months ended September 30, 2025 was an outflow of $9.7 million, compared to an outflow of $87.8 million in the prior year comparative quarter. The working capital impact for the current period is modest and predominantly related to the timing of receipt of VAT credits and accounts payable, as customary. Prior year was impacted by normalization of balances.

| 43

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

Investing Activities

For the three months ended September 30, 2025, net cash used in investing activities was $134.5 million compared to $54.2 million in the prior year comparative quarter. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings, similar to the comparative period.

For the nine months ended September 30, 2025, net cash used in investing activities was $335.8 million compared with $116.0 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings, similar to the comparative period.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2025, net cash used in financing activities was $2.9 million compared to inflows of $0.9 million in the comparative prior year quarter. Current period was predominantly impacted by a dividend declared and paid in CDI, which resulted in a component of such dividend being paid to the NCI government interest.

In the nine months ended September 30, 2025, net cash generated from financing activities was $53.1 million, compared to an outflow of $0.9 million in the comparative prior year period. Year-to-date cash outflows from financing activities reflect predominantly the proceeds of the bought deal public offering, along with a dividend paid in to the government of CDI and to the State of Mali. Prior year financing cash flows were impacted by interest payments on the convertible debentures, which were not capitalized due to the Company having no eligible assets at the time.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at September 30, 2025	As at December 31, 2024
Total Equity	$418,645	$416,297
Current and Non-Current Borrowings	122,834	96,356
	$541,479	$512,653
Less: Cash and cash equivalents	(262,259)	(224,994)
	$279,220	$287,659

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2025, shown on an undiscounted basis:

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

(In millions of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$107.3	$—	$—	$107.3
Interest	9.4	18.8	—	—	28.2
Accounts payable and accrued liabilities	302.0	—	—	—	302.0
Derivative financial liability	104.1	26.7	—	—	130.8
Reclamation and closure costs	2.1	22.8	30.1	116.8	171.8
Deferred and contingent consideration	30.2	35.7	33.2	—	99.1
Capital and other financial commitments	197.3	12.9	1.8	0.3	212.3
Total contractual obligations and commitments	$645.1	$224.2	$65.1	$117.1	$1,051.5

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. During the second quarter, in May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at November 4, 2025	As at September 30, 2025	As at December 31, 2024
Common Shares issued and outstanding	124.0	116.9	109.6
Stock options(5)	0.2	0.2	0.2
Restricted share units(5)	4.0	4.0	1.2
Convertible debentures	6.2	6.2	6.2
Total Shares and Convertible Securities Issued and Outstanding(5)	134.4	127.3	117.2

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the
Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended September 30, 2025, spot gold prices averaged $3,457 per ounce, compared to $2,474 per ounce during the comparative prior year quarter. During the period, the highest price was $3,827 per ounce and the lowest price was $3,299 per ounce.

During the nine months ended September 30, 2025, spot gold prices averaged $3,201 per ounce, compared to $2,299 per ounce in the prior year. During the period, the highest price was $3,827 per ounce and the lowest price was $2,633 per ounce.
Gold prices reached all-time highs in the third quarter of 2025, surpassing $3,800 per ounce and providing a year-to-date return of over 45%. Geopolitical concerns and expectations of US Federal Reserve rate cuts all contributed to gold’s strength. Investor demand continues to support the gold price as global ETF holdings increased further in the third quarter. In the short-term, gold prices are likely to continue to be driven by financial market uncertainties, geopolitical tensions, and the US Federal Reserve policy signals. Going forward, more accommodative global monetary policies, sustained central bank interest and continued investor demand should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2025. Turkey and Poland are notable buyers, with Poland raising its target gold share international reserves from 20% to 30%. Geopolitical trends should continue to support central bank purchases in the long term.

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

During the three months ended September 30, 2025, the average USD/EUR exchange rate was 1.1684, the lowest was 1.1405, and the highest was 1.1867. The rate at the end of the period was 1.1703.

For the nine months ended September 30, 2025 the average USD/EUR exchange rate was 1.1185, the lowest was 1.0244, and the highest was 1.1867.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2024, except for those discussed below.

New accounting standards and amendments adopted

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company's consolidated financial statements.

New accounting standards and amendments to be adopted

IFRS 18 - Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:
| 47

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
•Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.
•Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.
•More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2024.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2024 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash Costs per gold ounce sold;
•AISC per gold ounce sold;
•Gross profit excluding DDA;
•Sustaining, Expansionary and Exploration Capital Expenditures;
•Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•EBITDA and Adjusted EBITDA.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including Cash Costs(1), AISC(1), Gross profit excluding DDA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of Cash Costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash Costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash Costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash Costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses Cash Costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash Costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
AISC(1) include Cash Costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to Cash Costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.
| 50

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

(In thousands of US Dollars, unless otherwise noted)	For three months ended September 30, 2025				For three months ended September 30, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$37,164	$42,510	$95,353	$175,027	$27,946	$41,208	$56,120	$125,274
DDA	10,444	3,792	2,924	17,160	7,905	1,916	1,386	11,207
Cost of Sales	$47,608	$46,302	$98,277	$192,187	$35,851	$43,124	$57,506	$136,481
Cash Cost Adjustments
DDA	$(10,444)	$(3,792)	$(2,924)	$(17,160)	$(7,905)	$(1,916)	$(1,386)	$(11,207)
Agbaou Contingent Consideration	—	1,719	—	1,719	—	221	—	221
Silver by-Product credit	(224)	(55)	(449)	(728)	(122)	(39)	(59)	(220)
Total Cash Costs(1)	$36,940	$44,174	$94,904	$176,018	$27,824	$41,390	$56,061	$125,275

AISC(1) Adjustments
Reclamation & Remediation Accretion	$137	$156	$419	$712	$219	$319	$560	$1,098
Exploration Capital	750	962	208	1,920	1,842	—	—	1,842
Exploration Expenses	106	164	4,124	4,394	320	895	483	1,698
Sustaining Capital Expenditures	3,044	4,684	1,245	8,973	6,791	2,255	8,133	17,179
IFRS 16 Lease Adjustments	322	322	—	644	174	109	—	283
Total AISC(1)	$41,299	$50,462	$100,900	$192,661	$37,170	$44,968	$65,237	$147,375

Gold Ounces Sold	23,530	23,201	45,368	92,099	25,457	18,193	35,289	78,939

Cost of Sales per Gold Ounce Sold	$2,023	$1,996	$2,166	$2,087	$1,408	$2,370	$1,630	$1,729
Cash Cost(1) per Gold Ounce Sold	$1,570	$1,904	$2,092	$1,911	$1,093	$2,275	$1,589	$1,587
AISC(1) per Gold Ounce Sold	$1,755	$2,175	$2,224	$2,092	$1,460	$2,472	$1,849	$1,867
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

(In thousands of US Dollars, unless otherwise noted)	For nine months ended September 30, 2025				For nine months ended September 30, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$97,743	$99,034	$350,944	$547,721	$85,523	$108,285	$168,467	$362,275
DDA	29,299	9,070	18,934	57,303	24,540	5,376	4,750	34,666
Cost of Sales	$127,042	$108,104	$369,878	$605,024	$110,063	$113,661	$173,217	$396,941
Cash Cost Adjustments
DDA	$(29,299)	$(9,070)	$(18,934)	$(57,303)	$(24,540)	$(5,376)	$(4,750)	$(34,666)
Cost of production of ounces distributed as dividend-in-kind	—	—	9,135	9,135	—	—	—	—
Agbaou Contingent Consideration	—	3,666	—	3,666	—	940	—	940
Silver by-Product credit	(553)	(168)	(1,056)	(1,777)	(323)	(131)	(286)	(740)
Total Cash Costs(1)	$97,190	$102,532	$359,023	$558,745	$85,200	$109,094	$168,181	$362,475

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$412	$468	$1,256	$2,136	$655	$955	$1,681	$3,291
Exploration Capital	2,394	2,639	361	5,394	5,582	—	—	5,582
Exploration Expenses	578	423	10,345	11,346	1,476	6,954	1,153	9,583
Sustaining Capital Expenditures	8,746	29,236	3,333	41,315	14,376	4,470	10,601	29,447
IFRS 16 Lease Adjustments	965	965	—	1,930	174	165	—	339
Total AISC(1)	$110,285	$136,263	$374,318	$620,866	$107,463	$121,638	$181,616	$410,717

Gold Ounces Sold(8)	66,971	56,702	181,049	304,722	65,797	52,223	130,666	248,686
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	66,971	56,702	172,894	296,567	65,797	52,223	130,666	248,686

Cost of Sales per Gold Ounce Sold	$1,897	$1,907	$2,139	$2,040	$1,673	$2,176	$1,326	$1,596
Cash Cost(1) per Gold Ounce Sold	$1,451	$1,808	$1,983	$1,834	$1,295	$2,089	$1,287	$1,458
AISC(1) per Gold Ounce Sold	$1,647	$2,403	$2,067	$2,037	$1,633	$2,329	$1,390	$1,652

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•Gains (losses) related to the reverse takeover transaction events and other items,
•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense),
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•Non-recurring expenditures or provisions,
•Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular periods and/
| 53

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.
•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense),
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Non-recurring expenditures or provisions,
•Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Net Loss	$(7,379)	$(127,160)	$17,034	$(111,583)
Finance costs, net	$5,926	$(441)	$14,000	$12,278
DDA	17,160	11,207	57,303	34,666
Current income tax expense	33,291	38,141	75,551	65,521
Deferred income tax expense	21,799	4,755	33,119	10,503
EBITDA(1)	$70,797	$(73,498)	$197,007	$11,385

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
EBITDA(1)	$70,797	$(73,498)	$197,007	$11,385
Loss on revaluation of financial instrument	21,437	5,835	49,524	9,717
Share-based expense	14,214	818	35,491	4,956
Other Adjustments*	3,363	112,905	33,347	110,332
Adjusted EBITDA(1)	$109,811	$46,060	$315,369	$136,390
*Comprises predominantly contingencies and other legal matter costs and corporate development and transaction related costs, along with other items that are individually insignificant. Prior year values reflect predominantly agreed claim settlements on a total, versus attributable basis.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
12.    CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between September 30, 2025, and December 31, 2024, and results of operations for the three and nine months ended September 30, 2025, and September 30, 2024.

This MD&A has been prepared as of November 5, 2025. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•the Company’s expectations relating to the performance of its mineral properties;
•the estimation of Mineral Reserves and Mineral Resources;
•the timing and amount of estimated future production;
•the estimation of the life of mine of the Company’s projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities;
•the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at September 30, 2025. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company's ICFR were designed effectively as at September 30, 2025.

There was no change in the Company’s internal control over financial reporting for the three months ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at September 30, 2025, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025
ENDNOTES

(1)This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)Each stock option is exercisable into one common share of the Company, upon vesting. Restricted share units are fully vested and redeemable into one common share of the Company.

(6)Working Capital movement refers to the sum of
a.(Increase) / decrease in trade and other receivables
b.(Increase) / decrease in inventories
c.Increase / (decrease) in trade and other payables

(7)The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)Included in gold ounces sold for the nine months ended September 30, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

(9)Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.
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